EXHIBIT 21

SUBSIDIARIES OF THE COMPANY

The following is a list of subsidiaries of the Company as of June 30, 2003, omitting some subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.

NAME	WHERE INCORPORATED
Microsoft Asia, Ltd.	Nevada, USA
Microsoft Business Solutions ApS	Denmark
Microsoft Capital Group, L.P.	Nevada, USA
Microsoft E-Holdings, Inc.	Nevada, USA
Microsoft Finance Company Limited	Ireland
Microsoft Ireland Capital Limited	Ireland
Microsoft Ireland Operations Limited	Ireland
Microsoft Licensing, Inc.	Nevada, USA
Microsoft Manufacturing B.V.	Netherlands
Microsoft T-Holdings, Inc.	Nevada, USA
MSLI, GP	Nevada, USA
Round Island, LLC	Nevada, USA
Round Island One Limited	Ireland